Exhibit 99.1

COPERNIC INC. TO REPORT Q2 FINANCIAL RESULTS AND

ISSUES MEDIA ADVISORY FOR EARNINGS CALL

ON AUGUST 8, 2007

Montreal, Canada, Wednesday, July 25, 2007—Copernic Inc., (the “Company”), (NASDAQ: CNIC), advises that it will report its financial results for the second quarter after markets close on Wednesday, August 8, 2007. The Company further advises that it will hold an earnings conference call beginning at 4:30 PM (Eastern Time) on August 8, 2007.

The call-in number is: 1-416-644-3422 (for local and international participants) or please call toll free 1-800-590-1508 (North America only).

The live Web cast will be available on the Investors section of the Company’s website: www.copernic.com/corporate/en/investors/financial.html. The archived Web cast will be made available on the Company’s Web site starting one hour after the completion of the call.

About Copernic Inc.

Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its properties, such as www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. Its desktop search application won the CNET Editors’ Choice Award as well as the PC World World Class award in 2005. In 2007, PC Pro, the UK’s most respected IT magazine for professionals and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR INFORMATION PLEASE CONTACT:

Daniel Bertrand, Executive Vice President and Chief Financial Officer

Copernic Inc.

Telephone Toll Free: (877) 289-4682 #118

Telephone: (514) 908-4318

Email: dbertrand@copernic.com

Web site: www.copernic-inc.com